                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-13403

CUSIP NUMBER:  027070101

(Check One) |X| Form 10-K | | Form 20-F | | Form 11-K | | Form 10-Q |
            | | Form 10-D | | Form N-SAR | | Form N-CSR

For Period Ended:  September 28, 2007

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

American Italian Pasta Company
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

4100 N. Mulberry Drive, Suite 200
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Address of Principal Executive Office (Street and Number)

Kansas City, Missouri  64116
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The  reason  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_|  (b) The subject annual report,  semi-annual  report,  transition  report on
     Form 10-K,  Form  20-F,  Form 11-K,  Form N-SAR or Form  N-CSR,  or portion thereof,  will be filed on or before the  fifteenth  calendar day following the  prescribed  due date;  or the subject  quarterly  report or transition report on Form  10-Q,  or  subject  distribution  report on Form  10-D,  or portion  thereof,  will be  filed  on or  before  the  fifth  calendar  day following the prescribed due date; and

     (c) The accountant's  statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

PART III--NARRATIVE

State below in reasonable  detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR,
N-CSR, or the transition  report or portion  thereof,  could not be filed within the prescribed time period.

The Annual Report on Form 10-K of American Italian Pasta Company (the "Company")
for the  fiscal  year  ended  September  28,  2007,  could not be filed with the
Securities  and  Exchange   Commission  on  a  timely  basis  in  light  of  the
circumstances described below.

As previously announced, the Audit Committee of the Board of Directors commenced an internal  investigation into certain accounting and related matters regarding the Company's  financial  statements.  The Audit Committee retained  independent legal  counsel to assist with the  investigation.  Independent  counsel  engaged independent forensic  accountants to assist in the review and analysis.  Counsel to the Audit  Committee  has now completed its review and provided its report to the Audit Committee, thereby completing the Audit Committee investigation.

The Company has completed  its internal  preparation  of its restated  financial statements  for its 2004 fiscal year and  earlier  periods and of its  financial statements  and annual  report on Form 10-K for its fiscal year ended  September
30, 2005 and its fiscal year ended September 29, 2006. The Company has delivered these  financial  statements and annual reports on Form 10-K to its  independent registered public accounting firm, Ernst & Young, for completion of their review and audit.  The Company  cannot  predict  when that review will be  completed in order to allow the Company to file its delinquent reports on Forms 10-Q and 10-K and to become current in its periodic reporting requirements with the SEC.

The completion and the filing of audited financial statements and annual reports on Form 10-K for fiscal 2005 and fiscal 2006 are subject to a number of factors, including regulatory matters

and the review and  continued  analysis of issues by the  Company's  independent registered public accounting firm.

The Company's Annual Report on Form 10-K for the fiscal year ended September 28,
2007 cannot be completed and filed until the Company is current in its other SEC filings.  The Company will file this Form 10-K as soon as  practicable  but will not do so within the fifteen day  extension  period  provided for under SEC Rule
12b-25.

PART IV--OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

Paul R. Geist                          (816) 584-5611
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(Name)                                 (Area Code) (Telephone Number)

(2) Have all other  periodic  reports  required under Section 13 or 15(d) of the
Securities  Exchange Act of 1934 or Section 30 of the Investment  Company Act of
1940  during  the  preceding  12  months  or for such  shorter  period  that the registrant  was  required to file such  report(s)  been filed?  If answer is no,
identify report(s). | | Yes |X| No

        Quarterly Report on Form 10-Q for the quarter ended July 1, 2005

        Annual Report on Form 10-K for the year ended September 30, 2005

      Quarterly Report on Form 10-Q for the quarter ended December 30, 2005

       Quarterly Report on Form 10-Q for the quarter ended March 31, 2006

        Quarterly Report on Form 10-Q for the quarter ended June 30, 2006

        Annual Report on Form 10-K for the year ended September 29, 2006

      Quarterly Report on Form 10-Q for the quarter ended December 29, 2006

       Quarterly Report on Form 10-Q for the quarter ended March 30, 2007

        Quarterly Report on Form 10-Q for the quarter ended June 29, 2007

(3) Is it anticipated that any significant  change in results of operations from the  corresponding  period for the last  fiscal  year will be  reflected  by the earnings  statements  to be included in the subject  report or portion  thereof?
|X| Yes | | No

If so, attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the pending  restatement,  the Registrant's results of operations from the corresponding periods of the prior fiscal year will change. Because the restatement  process is

not yet complete and is subject to audit,  the Registrant  cannot determine if a significant  change in results of operations from the  corresponding  periods of the prior fiscal year will be reported or quantify the extent of any such change at this time. On November 30, 2007,  the Company issued a press release with the following  information  regarding  revenues for the fiscal year ending September
28, 2007:

As  previously  announced,  the Company has  changed its  reporting  of revenues regarding certain promotional expenses,  treating them as a reduction in revenue as opposed to selling  and  marketing  expense on the  Company's  statements  of operations.  While this reclassification  reduces reported revenues, it does not
change  reported  net  income  (loss).   The  information  below  reflects  this
reclassification in both the 2006 and 2007 data:

For fiscal year ended  September 28, 2007,  total revenues were $397.8  million, increasing 8.5% from $366.8 million in the fiscal year ended September 29, 2006.
Overall  volume  increased 1.9% during that same period.  Excluding  liquidation sales  of $0.5  million  and  $1.5  million  in  fiscal  years  2007  and  2006, respectively,  revenue  increased 8.8% and volume increased 3.1% compared to the fiscal year ended September 29, 2006.

Total revenues were $110.2 million in the fourth fiscal quarter ended  September
28, 2007, increasing 15.5% from $95.4 million in the fourth fiscal quarter ended
September 29, 2006.  Overall volume increased 4.0% during the quarterly  period, as compared to the previous fiscal year's quarter.  Liquidation  sales were less than $0.1 million in the fourth quarter of fiscal years 2007 and 2006.

The Company has previously noted that it had significant obsolete inventory from prior  periods and believes that  providing  the revenue and volume  information excluding the sale of this inventory provides additional  information  regarding the Company's  ongoing  operations.  The Company also noted that all  historical revenue  amounts  outlined  above are unaudited and are subject to  adjustments, including adjustments related to promotional expenses, accounting period cutoff, and other related  revenue  recognition  issues  resulting  from the  previously announced Audit Committee investigation.

                         American Italian Pasta Company
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                  (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date:  December 13, 2007               By:     /s/ Paul R. Geist
                                          --------------------------------------
                                       Name:   Paul R. Geist
                                       Title:  Vice President and Corporate
                                               Controller

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